Mail Stop 4561

      July 17, 2005

Michael H. Carrel
Chief Operating and Chief Financial Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, MN 55343

	Re:	Vital Images, Inc.
		Post-Effective Amendment No. 1 on Form S-1 to the Form
S-3
		Filed June 17, 2005
		File No. 333-114078

		Form 10-K/A for the Fiscal Year Ended December 31, 2004
		File No. 0-22229

Dear Mr. Carrel:

	We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to the Form 10-K/A within 10 business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Post-Effective Amendment No. 1 on Form S-1 to the Form S-3

General

1. We are in receipt of your confidential treatment application
(#16909) associated with your Form 10-Q for March 31, 2005. Any comments will be sent under separate cover.

Selling Shareholders, page 64

2. Briefly expand your disclosure to disclose the material terms of your June 2003 private placement and the milestones that must be achieved to trigger the issuance of up to an additional 300,000 shares to certain selling shareholders. Clarify which shares being registered for resale pertain to the June 2003 private placement. Please update the table to a more recent date than March 31, 2005. See Item 507 of Regulation S-K.

3. You indicate that certain individuals "may be deemed" to have investment and voting power over the shares being offered by certain selling shareholders that are legal entities. However, you should revise to disclose the person(s) who actually exercise the voting and dispositive powers with respect to the shares and not those you "deem" to beneficially own (see footnote (31)), to have investment discretion (see footnote (28)), or to have investment and voting power (see footnote (30)) over such shares. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. We also note that footnote (29) states that Mr. Levenstein is deemed to have investment discretion and voting powers over the shares being offered for Jess Morgan & Company, Inc. based upon a
Schedule 13G/A filed with the Commission on July 3, 2003. We presume that this information is still current to the best of your knowledge even though this third-party filing is more than two years old.

5. It is unclear from your current disclosure which selling shareholders are affiliates of registered broker-dealers. We note disclosure such as "these individuals were registered representatives or employees of the broker who acted as our agent," "Deephaven Small
Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers," and "Centennial Lakes Capital, Inc., which is a member of the National Association of Securities Dealers,
Inc. is the principal distributor of Kopp Emerging Growth Fund." If statements such as these are meant to disclose that the selling shareholder referred to is an affiliate of a broker-dealer, this should be clearly stated. Please clarify.

6. Please confirm that UBS O`Connor LLC is not an affiliate of the broker-dealer.

Form 10-K, as amended, for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Changes in internal control over financial reporting, page 4

7. You state "[e]xcept as otherwise discussed herein, there have been no changes in our internal control over financial reporting during our fourth fiscal quarter..." However, Item 308(c) requires you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to your disclosure in the Form 10-Q for the quarter ended March 31,
2005.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review.   Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3735.

								Sincerely,


								Barbara Jacobs
								Assistant Director


cc:	Via Facsimile (612) 604-6800
	Michele D. Vaillancourt, Esq.
	Winthrop & Weinstein, P.A.
	Telephone: (612) 604-6400
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Michael H. Carrel
Vital Images, Inc.
July 17, 2005
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